                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM U-3A-2                File No. 69-00410


        STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2
                   FROM THE PROVISIONS OF THE PUBLIC UTILITY
                           HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1


                                 UGI CORPORATION
                              460 NORTH GULPH ROAD
                            KING OF PRUSSIA, PA 19406
                                (Name of company)


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         UGI Corporation (the "Company" or "UGI") was incorporated as a stock corporation under the laws of Pennsylvania on December 20, 1991. The Company's principal office is located at 460 North Gulph Road, King of Prussia, Pennsylvania 19406.

         UGI is a holding company which owns directly seven subsidiaries as follows:

                  a. UGI Utilities, Inc. ("UGI Utilities") is a public utility company incorporated in Pennsylvania that owns and operates (i) a natural gas distribution utility serving 14 counties in eastern and southeastern Pennsylvania, and (ii) an electric utility serving parts of Luzerne and Wyoming Counties in northeastern Pennsylvania.

         UGI Development Company, an inactive Pennsylvania corporation, is a wholly owned subsidiary of UGI Utilities.

                  b. AmeriGas, Inc. is a Pennsylvania corporation which conducts a propane distribution business from over 600 district locations in 46 states through AmeriGas Partners, L.P., a Delaware Limited Partnership (the "Partnership"). Through its subsidiaries, AmeriGas, Inc. owns 58% of the Partnership. AmeriGas Propane, Inc., a Pennsylvania corporation, is a wholly owned subsidiary of AmeriGas, Inc. and the sole general partner of the Partnership. AmeriGas, Inc. is also the parent company of Four Flags Drilling Company, Inc., an inactive Pennsylvania corporation.

         Four Flags Drilling Company, Inc. is the parent company of Four Flags Holding Company, a Delaware investment holding company.

         AmeriGas Propane, Inc. is the parent company of (i) AmeriGas Technology Group, Inc., a Pennsylvania corporation engaged in the commercialization of a patented process for use by waste treatment facilities, and (ii) Petrolane Incorporated, a Pennsylvania holding company.

         AmeriGas Partners, L. P. is the parent company of AmeriGas Finance Corp., a Delaware corporation that serves as co-obligor for certain debt securities of the Partnership. AmeriGas Partners holds the limited partnership interests in AmeriGas Propane, L.P., a Delaware limited partnership.

         AmeriGas Propane, L.P. is the parent company of (i) AmeriGas Propane Parts & Service, Inc., a Pennsylvania corporation which sells appliance parts and fittings and services propane appliances, and (ii) Petrolane Offshore Ltd., an inactive Bermuda corporation.

         c. UGI Enterprises, Inc. is a Pennsylvania corporation that conducts an electric energy marketing business under the trade name of POWERMARK, and a gas marketing business under the trade name of GASMARK through its subsidiary, UGI Energy Services, Inc., a Pennsylvania corporation. UGI Power Supply, Inc., also a Pennsylvania corporation, is an inactive subsidiary. Retail sales of hearth and patio products and services are conducted through its subsidiary, Hearth USA, Inc., a Delaware corporation. Energy development partnerships in international markets are pursued through its wholly owned subsidiaries, (i) UGI International Enterprises, Inc., a Pennsylvania corporation, (ii) Eastfield International Holdings, Inc., a Pennsylvania corporation, (iii) UGI Black Sea Enterprises, Inc., a Pennsylvania corporation, (iv) UGI International (Romania), Inc., a Pennsylvania corporation, (v) UGI Romania, Inc., a Pennsylvania corporation, (vi) UGI International (China), Inc., a Delaware corporation, (vii) UGI China, Inc., a Delaware corporation, and (viii) UGI Southwest China Development Company, LLC, a Delaware limited liability company.

         Energy Services Holding Company, a Delaware investment holding company, is a subsidiary of UGI Energy Services, Inc.

         d. UGI Properties, Inc. is a Pennsylvania corporation that owns UGI's corporate headquarters building in King of Prussia, Pennsylvania.

         e. Ashtola Production Company is an inactive Pennsylvania corporation.

         Ashtola Production Company is the parent company of UGI Ethanol Development Corporation, an inactive Pennsylvania corporation, and Cryotex Incorporated, an inactive Delaware corporation.

         f. United Valley Insurance Company, a Vermont corporation, provides auto, general, and workers' compensation liability insurance coverage to UGI and certain of its subsidiaries.

         g. Northfield Holding Company is a Delaware investment holding company.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         The Company does not directly own any such properties.

         The Company's subsidiary that is a public utility company, UGI Utilities, Inc., owns the following properties and related land rights used for the generation, transmission, and distribution of electric energy for sale to customers in communities which have granted a franchise to provide electric energy:

                  a. Principal generating plants: Hunlock generating station located near Kingston, Pennsylvania; and a 1.11% ownership interest in Conemaugh Station, located near Johnstown, Pennsylvania.

                  b. Transmission lines: 2,084 miles of transmission and distribution lines and related facilities in portions of Luzerne and Wyoming Counties in northeastern Pennsylvania.

                  c. Electric distribution facilities: 23 substations, transformers and associated distribution facilities located in the service area, in addition to the distribution lines referred to above.

                  UGI Utilities provides natural gas services through approximately 4,400 miles of gas mains, related service facilities and land rights, for the distribution of natural gas throughout a 14 county service area in eastern and southeastern Pennsylvania to customers in communities which have granted a franchise to provide gas service. In addition, it owns the following properties used for the production and distribution of natural or manufactured gas:

         Gas storage plants: peak shaving facilities in Harrisburg, Reading and Bethlehem, Pennsylvania which produce propane air and have a design capacity to manufacture up to 35,000 Mcf. of propane air per day and a liquefied natural gas plant near Reading, Pennsylvania which has storage capacity of 270,000 Mcf. and is designed to add up to 25,000 Mcf. per day to the sendout capacity.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

                  a. Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.


         None by UGI

           UGI Utilities

             Retail                 846,056,089 kwh.
             Pilot                   25,765,549 kwh.

                                                             Revenues
             Sold at Retail          29,009,535 Mcf.       $251,749,523
             Transportation          43,554,523              58,806,571
                                     ----------            ------------
                          Total      72,564,058 Mcf.       $310,556,094

                  b. Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                           None by UGI or UGI Utilities

                  c. Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                           None by UGI.

                             UGI Utilities - See Schedule A attached.

                  NOTE: UGI Utilities' principal business is the distribution of natural gas exclusively within the Commonwealth of Pennsylvania. Incidental to its principal business, UGI Utilities may, from time to time, sell natural gas to other gas utilities or brokers on a wholesale basis. Some of these transactions may take place outside the state.

                  d. Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                           None by UGI


           UGI Utilities, Inc. -    61,490,000 kwh.
                                                           Cost
                                    36,045,388 Mcf.        $93,125,841

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

                  a. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                           None by UGI or UGI Utilities

                  b. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                           None by UGI or UGI Utilities

                  c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                           None by UGI or UGI Utilities

                  d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                           None by UGI or UGI Utilities

                  e. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                           None by UGI or UGI Utilities

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1999.

                                       UGI CORPORATION
                                       (Name of claimant)


                                       By: ___________________________
                                                   (Title)
                                           Michael J. Cuzzolina
                                           Vice President - Accounting
                                              and Financial Control

CORPORATE SEAL

Attest:

-----------------------
Brendan P. Bovaird
Corporate Secretary



Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                               Brendan P. Bovaird
                               Corporate Secretary
                                 UGI Corporation
                              460 North Gulph Road
                            King of Prussia, PA 19406

                                    EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year.

         Attached to this Form U-3A-2 as Exhibit A.

                                    EXHIBIT B

         A Financial Data Schedule setting forth the financial and other data that are applicable to the registrant on a consolidated basis.

         Attached to this Form U-3A-2 as Exhibit B.

                                    EXHIBIT C

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

         Not applicable.

                                                                      SCHEDULE A

                               UGI UTILITIES, INC.
                             OFF SYSTEM SALES BY STATE (MCF)
                                    1/1/98 - 12/31/98


                       VOLUME               REVENUE
ALABAMA                           9           $        20.34
DELAWARE                     21,186                50,412.39
INDIANA                          67                   154.56
KENTUCKY                     69,267               172,192.13
LOUISIANA                 1,309,605             2,935,727.11
MARYLAND                    189,635               267,618.91
NORTH CAROLINA                9,465                23,364.55
NEW JERSEY                  620,249             1,201,763.36
NEW YORK                    642,551             1,490,093.22
OHIO                      2,136,813             5,000,662.76
TEXAS                       210,600               520,592.10
VIRGINIA                    157,406               399,934.05
WEST VIRGINIA                22,715                56,412.98
                       -------------        -----------------

TOTAL                     5,389,568           $12,118,948.46

                                    EXHIBIT A
                        UGI CORPORATION AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                               SEPTEMBER 30, 1998
                                   (Unaudited)
                              (Millions of dollars)



                                                       Consolidated     Eliminations                Northfield       UGI
                                                            UGI            and           UGI         Holding      Utilities,
                                                           Corp.        Adjustments     Corp.        Company         Inc.
                                                       --------------   -----------   -----------   -----------   -----------
ASSETS
     Current assets:
        Cash and cash equivalents                          $    66.6       $     -       $  15.2       $  30.2       $   4.7
        Short-term investments                                  81.8             -             -          75.1             -
        Accounts receivable                                     81.8          (0.2)          0.1           1.0          20.0
        Accrued utility revenues                                 6.7             -             -             -           6.7
        Accounts receivable - intercompany                         -          (1.0)          0.4             -           0.2
        Inventories                                             77.9             -             -             -          28.5
        Prepaid propane purchases                                0.8             -             -             -             -
        Deferred income taxes                                   14.7             -           0.2             -           4.1
        Prepaid expenses and other current assets               20.3          (2.8)          0.5             -           6.6
                                                       --------------   -----------   -----------   -----------   -----------
          Total current assets                                 350.6          (4.0)         16.4         106.3          70.8

     Investments in subsidiaries                                   -        (375.1)        375.1             -             -

     Gross property, plant and equipment                     1,464.5           0.1           0.4             -         797.5
     Less:  accumulated depreciation and amortization          465.5           0.1           0.3             -         253.6
                                                       --------------   -----------   -----------   -----------   -----------
          Net property, plant and equipment                    999.0             -           0.1             -         543.9

     Intangible assets                                         630.7             -             -             -             -
     Utility regulatory assets                                  59.3             -             -             -          59.3
     Other assets                                               35.0         (12.4)          2.0             -          16.3
                                                       --------------   -----------   -----------   -----------   -----------
        Total assets                                       $ 2,074.6       $(391.5)      $ 393.6       $ 106.3       $ 690.3
                                                       ==============   ===========   ===========   ===========   ===========


                                                                                        United
                                                                            UGI          Valley       Ashtola         UGI
                                                          AmeriGas,      Properties,   Insurance     Production    Enterprises,
                                                            Inc.            Inc.        Company       Company        Inc.
                                                        --------------   -----------   -----------   -----------   ----------
ASSETS
     Current assets:
        Cash and cash equivalents                           $    10.2        $  0.1         $ 0.9         $ 0.1       $  5.2
        Short-term investments                                      -             -           6.7             -            -
        Accounts receivable                                      53.4           0.1             -             -          7.4
        Accrued utility revenues                                    -             -             -             -            -
        Accounts receivable - intercompany                        0.3             -             -             -          0.1
        Inventories                                              49.4             -             -             -            -
        Prepaid propane purchases                                 0.8             -             -             -            -
        Deferred income taxes                                    10.1             -           0.3             -            -
        Prepaid expenses and other current assets                15.7           0.1           0.2             -            -
                                                        --------------   -----------   -----------   -----------   ----------
          Total current assets                                  139.9           0.3           8.1           0.1         12.7

     Investments in subsidiaries                                    -             -             -             -            -

     Gross property, plant and equipment                        655.8          10.3             -             -          0.4
     Less:  accumulated depreciation and amortization           210.0           1.4             -             -          0.1
                                                        --------------   -----------   -----------   -----------   ----------
          Net property, plant and equipment                     445.8           8.9             -             -          0.3

     Intangible assets                                          630.7             -             -             -            -
     Utility regulatory assets                                      -             -             -             -            -
     Other assets                                                23.1           3.8           0.1             -          2.1
                                                        --------------   -----------   -----------   -----------   ----------
        Total assets                                        $ 1,239.5        $ 13.0         $ 8.2         $ 0.1       $ 15.1
                                                        ==============   ===========   ===========   ===========   ==========

                        UGI CORPORATION AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                               SEPTEMBER 30, 1998
                                   (Unaudited)
                              (Millions of dollars)


                                                       Consolidated     Eliminations                Northfield       UGI
                                                            UGI            and           UGI         Holding      Utilities,
                                                           Corp.        Adjustments     Corp.        Company         Inc.
                                                       --------------   -----------   -----------   -----------   -----------
LIABILITIES  AND  EQUITY
     Current liabilities:
        Current maturities of long-term debt               $    13.6     $       -     $       -       $     -       $   7.1
        Bank loans                                              78.4             -             -             -          68.4
        Accounts payable                                        80.1             -           0.1             -          38.2
        Accounts payable - intercompany                            -         (11.1)         10.2             -           0.7
        Employee compensation and benefits accrued              29.5          (0.1)          1.1             -           7.8
        Dividends and interest accrued                          44.7             -          12.0             -           4.6
        Income taxes accrued                                     0.3          (0.2)         (0.2)          0.1           0.2
        Refunds and deposits                                    30.7             -             -             -           4.7
        Other current liabilities                               44.5          (3.2)          0.2             -          12.4
                                                       --------------   -----------   -----------   -----------   -----------
          Total current liabilities                            321.8         (14.6)         23.4           0.1         144.1


     Long-term debt                                            890.8             -             -             -         180.1
     Deferred income taxes                                     154.4          (2.0)          0.2             -         105.7
     Deferred investment tax credits                            10.0             -             -             -          10.0
     Other noncurrent liabilities                               74.0           0.3           2.9             -          19.1

     Minority interest in AmeriGas Partners                    236.5             -             -             -             -

     UGI Utilities Series Preferred Stock Subject to
        Mandatory Redemption                                    20.0             -             -             -          20.0

     Common stockholders' equity:
        Common Stock                                               -         (60.4)            -             -          60.3
        Additional paid-in-capital                             394.3        (431.5)        394.3         102.2          68.6
        Retained earnings (accumulated deficit)                (17.7)        116.7         (17.7)          4.0          82.4
                                                       --------------   -----------   -----------   -----------   -----------
                                                               376.6        (375.2)        376.6         106.2         211.3
        Less:  treasury stock, at cost                           9.5             -           9.5             -             -
                                                       --------------   -----------   -----------   -----------   -----------
          Total common stockholders' equity                    367.1        (375.2)        367.1         106.2         211.3
                                                       --------------   -----------   -----------   -----------   -----------
           Total liabilities and stockholders' equity      $ 2,074.6     $  (391.5)    $   393.6       $ 106.3       $ 690.3
                                                       ==============   ===========   ===========   ===========   ===========


                                                                                         United
                                                                            UGI          Valley       Ashtola         UGI
                                                          AmeriGas,      Properties,   Insurance     Production    Enterprises,
                                                            Inc.            Inc.        Company       Company        Inc.
                                                        --------------   -----------   -----------   -----------   ----------
LIABILITIES  AND  EQUITY
     Current liabilities:
        Current maturities of long-term debt              $       6.1     $     0.4     $       -     $       -     $      -
        Bank loans                                               10.0             -             -             -            -
        Accounts payable                                         34.2             -             -             -          7.6
        Accounts payable - intercompany                           0.1             -             -             -          0.1
        Employee compensation and benefits accrued               20.0             -             -             -          0.7
        Dividends and interest accrued                           28.0             -           0.1             -            -
        Income taxes accrued                                        -             -             -           0.5         (0.1)
        Refunds and deposits                                     25.9           0.1             -             -            -
        Other current liabilities                                29.7             -           5.2             -          0.2
                                                        --------------   -----------   -----------   -----------   ----------
          Total current liabilities                             154.0           0.5           5.3           0.5          8.5


     Long-term debt                                             702.9           7.8             -             -            -
     Deferred income taxes                                       51.4           0.1             -             -         (1.0)
     Deferred investment tax credits                                -             -             -             -            -
     Other noncurrent liabilities                                51.6             -             -             -          0.1

     Minority interest in AmeriGas Partners                     236.5             -             -             -            -

     UGI Utilities Series Preferred Stock Subject to
        Mandatory Redemption                                        -             -             -             -            -

     Common stockholders' equity:
        Common Stock                                                -             -           0.1             -            -
        Additional paid-in-capital                              240.7           4.4           0.4           9.9          5.3
        Retained earnings (accumulated deficit)                (197.6)          0.2           2.4         (10.3)         2.2
                                                        --------------   -----------   -----------   -----------   ----------
                                                                 43.1           4.6           2.9          (0.4)         7.5
        Less:  treasury stock, at cost                              -             -             -             -            -
                                                        --------------   -----------   -----------   -----------   ----------
          Total common stockholders' equity                      43.1           4.6           2.9          (0.4)         7.5
                                                        --------------   -----------   -----------   -----------   ----------
           Total liabilities and stockholders' equity     $    1,239.5     $    13.0     $     8.2     $     0.1     $   15.1
                                                        ==============   ===========   ===========   ===========   ==========

                        UGI CORPORATION AND SUBSIDIARIES
                        CONSOLIDATING STATEMENT OF INCOME
                      FOR THE YEAR ENDED SEPTEMBER 30, 1998
                                   (Unaudited)
                              (Millions of dollars)


                                                       Consolidated     Eliminations                Northfield       UGI
                                                            UGI            and           UGI         Holding      Utilities,
                                                           Corp.        Adjustments     Corp.        Company         Inc.
                                                       --------------   -----------   -----------   -----------   -----------
Revenues:
     Propane                                                 $ 914.4     $       -     $       -           $ -           $ -
     Utilities                                                 422.3             -             -             -         422.3
     Energy marketing                                          103.0             -             -             -             -
     Other                                                         -          (3.0)            -             -             -
                                                       --------------   -----------   -----------   -----------   -----------
                                                             1,439.7          (3.0)            -             -         422.3

Costs and expenses:
     Propane cost of sales                                     443.8             -             -             -             -
     Utilities - gas, fuel and purchased power                 214.6             -             -             -         214.6
     Energy marketing cost of sales                             98.3             -             -             -             -
     Operating and administrative expenses                     437.7         (13.7)         10.7             -         116.0
     Depreciation and amortization                              87.8             -             -             -          22.1
     Miscellaneous income, net                                 (12.7)         10.8         (10.4)         (5.1)         (5.0)
                                                       --------------   -----------   -----------   -----------   -----------
                                                             1,269.5          (2.9)          0.3          (5.1)        347.7
                                                       --------------   -----------   -----------   -----------   -----------
Operating income                                               170.2          (0.1)         (0.3)          5.1          74.6
Interest expense                                               (84.4)          0.1             -             -         (17.6)
Minority interest in AmeriGas Partners                          (8.9)            -             -             -             -
                                                       --------------   -----------   -----------   -----------   -----------
Income before income taxes and subsidiary
     preferred stock dividends                                  76.9             -          (0.3)          5.1          57.0
Income taxes                                                   (34.4)            -           0.1          (1.8)        (21.4)
Dividends on UGI Utilities Series Preferred Stock               (2.2)         (2.2)            -             -             -
Equity in income of subsidiaries                                   -         (40.5)         40.5             -             -
                                                       --------------   -----------   -----------   -----------   -----------
Net income                                                    $ 40.3         (42.7)         40.3           3.3          35.6
                                                       ==============
Dividends on preferred stock                                                   2.2             -             -          (2.2)
                                                                        -----------   -----------   -----------   -----------
Net income after dividends on preferred stock                              $ (40.5)       $ 40.3         $ 3.3        $ 33.4
                                                                        ===========   ===========   ===========   ===========


                                                                                         United
                                                                            UGI          Valley       Ashtola         UGI
                                                          AmeriGas,      Properties,   Insurance     Production    Enterprises,
                                                            Inc.            Inc.        Company       Company        Inc.
                                                        --------------   -----------   -----------   -----------   ----------
Revenues:
     Propane                                                  $ 914.4           $ -     $       -     $       -     $      -
     Utilities                                                      -             -             -             -            -
     Energy marketing                                               -             -             -             -        103.0
     Other                                                          -           1.7           1.3             -            -
                                                        --------------   -----------   -----------   -----------   ----------
                                                                914.4           1.7           1.3             -        103.0

Costs and expenses:
     Propane cost of sales                                      443.8             -             -             -            -
     Utilities - gas, fuel and purchased power                      -             -             -             -            -
     Energy marketing cost of sales                                 -             -             -             -         98.3
     Operating and administrative expenses                      318.8           0.7           1.0          (0.4)         4.6
     Depreciation and amortization                               65.4           0.2             -             -          0.1
     Miscellaneous income, net                                   (3.2)         (0.1)         (0.5)            -          0.8
                                                        --------------   -----------   -----------   -----------   ----------
                                                                824.8           0.8           0.5          (0.4)       103.8
                                                        --------------   -----------   -----------   -----------   ----------
Operating income                                                 89.6           0.9           0.8           0.4         (0.8)
Interest expense                                                (66.1)         (0.7)            -             -         (0.1)
Minority interest in AmeriGas Partners                           (8.9)            -             -             -            -
                                                        --------------   -----------   -----------   -----------   ----------
Income before income taxes and subsidiary
     preferred stock dividends                                   14.6           0.2           0.8           0.4         (0.9)
Income taxes                                                    (11.1)         (0.1)         (0.3)         (0.1)         0.3
Dividends on UGI Utilities Series Preferred Stock                   -             -             -             -            -
Equity in income of subsidiaries                                    -             -             -             -            -
                                                        --------------   -----------   -----------   -----------   ----------
Net income                                                        3.5           0.1           0.5           0.3         (0.6)

Dividends on preferred stock                                        -             -             -             -            -
                                                        --------------   -----------   -----------   -----------   ----------
Net income after dividends on preferred stock                   $ 3.5         $ 0.1         $ 0.5         $ 0.3       $ (0.6)
                                                        ==============   ===========   ===========   ===========   ==========

                        UGI CORPORATION AND SUBSIDIARIES
       CONSOLIDATING STATEMENT OF RETAINED EARNINGS (ACCUMULATED DEFICIT)
                      FOR THE YEAR ENDED SEPTEMBER 30, 1998
                                   (Unaudited)
                              (Millions of dollars)


                                                       Consolidated     Eliminations                Northfield       UGI
                                                            UGI            and           UGI         Holding      Utilities,
                                                           Corp.        Adjustments     Corp.        Company         Inc.
                                                       --------------   -----------   -----------   -----------   -----------

Balance at September 30, 1997                                 $ (9.2)       $ 79.3        $ (9.2)        $ 0.6        $ 72.0

     Net income                                                 40.3         (42.7)         40.3           3.3          35.6

     Dividends on Common Stock                                 (47.8)         77.9         (47.8)            -         (22.6)

     Common Stock issued                                        (0.7)            -          (0.7)            -             -

     Dividends on UGI Utilities Series Preferred Stock             -           2.2             -             -          (2.2)

     Redemption of UGI Utilities Series Preferred Stock         (0.3)          0.3          (0.3)            -          (0.3)

     Other                                                         -          (0.3)            -           0.1          (0.1)
                                                       --------------   -----------   -----------   -----------   -----------
Balance at September 30, 1998                                $ (17.7)      $ 116.7       $ (17.7)        $ 4.0        $ 82.4
                                                       ==============   ===========   ===========   ===========   ===========

                                                                                         United
                                                                            UGI          Valley       Ashtola         UGI
                                                          AmeriGas,      Properties,   Insurance     Production    Enterprises,
                                                            Inc.            Inc.        Company       Company        Inc.
                                                        --------------   -----------   -----------   -----------   ----------

Balance at September 30, 1997                                $ (146.1)        $ 0.1         $ 1.9       $ (10.5)       $ 2.7

     Net income                                                   3.5           0.1           0.5           0.3         (0.6)

     Dividends on Common Stock                                  (55.2)            -          (0.1)            -            -

     Common Stock issued                                            -             -             -             -            -

     Dividends on UGI Utilities Series Preferred Stock              -             -             -             -            -

     Redemption of UGI Utilities Series Preferred Stock             -             -             -             -            -

     Other                                                        0.2             -           0.1          (0.1)         0.1
                                                        --------------   -----------   -----------   -----------   ----------
Balance at September 30, 1998                                $ (197.6)        $ 0.2         $ 2.4       $ (10.3)       $ 2.2
                                                        ==============   ===========   ===========   ===========   ==========